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                               June 10, 2021

       Brian Emes
       Chief Financial Officer
       CM Life Sciences II Inc.
       c/o Corvex Management LP
       667 Madison Avenue
       New York, NY 10065

                                                        Re: CM Life Sciences II
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed May 14, 2021
                                                            File No. 333-256127

       Dear Mr. Emes:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 Filed May 14, 2021

       Cover Page

   1. Please revise to include the implied exchange ratio/per share amount or disclose how it will be calculated. If
shareholders will not know the exact exchange ratio at the time of the shareholder vote,
please revise to state as much.
       Summary Unaudited Pro Forma Condensed Combined Financial Information, page 42

   2.                                                   Please state the
implied exchange ratio referred to in this section.
   3. Please disclose how the 110,463,733 shares for former SomaLogic stockholders was determined.
Additionally, reconcile this amount to your disclosure elsewhere in the filing
 Brian Emes
FirstName  LastNameBrian
CM Life Sciences II Inc. Emes
Comapany
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         that at least 120,000,000 shares of Class A common stock are to be issued to the former
         SomaLogic stockholders as merger consideration.
Risk Factors
Risks Related to CMLS II and the Business Combination, page 87

4. We note your general risk factor beginning on page 87 regarding the different interests that certain members of the board and officers of CMLS II have in the Business
         Combination that are different from or are in addition to the interests of other stockholders. Please add a new risk factor to describe the specific risks and conflicts of
         interest associated with, or arising from, Mr. Casdin   s roles with
both CMLS II and
         SomaLogic during the negotiation of the Business Combination and in connection with its consummation. In this regard, we note he served on the board of directors of the target,
         SomaLogic, while it negotiated the Business Combination with the acquirer, CMLS II, where he was also serving on the board of directors and was the chief executive officer.
         In addition, at the same time he was a direct or indirect owner of securities in both companies. The risk factor should address the limitations of measures taken to mitigate
         the effects of conflicts arising from Mr. Casdin   s roles on both
sides of the transaction,
         such as his recusal on March 21, 2021 from discussions and any vote by the CMLS II board on whether to proceed with the proposed Business Combination with SomaLogic.
         Please make conforming revisions throughout the prospectus where you discuss conflicts.
Background of the Business Combination, page 140

5. We note your statements on page 141 that "[a]fter our IPO, our officers and directors, leveraging their experience in the life science industry, began evaluating prospective businesses or assets to acquire in our initial business combination. A number of companies were of potential interest to CMLS II based upon the
management team   s
         experience in the life sciences industry, including SomaLogic" and "[o]n March 4, 2021,
         CMLS II held a board meeting and reviewed potential target companies for a business combination, including SomaLogic." Please revise your disclosure to include the number of potential acquisition targets you evaluated and the general bases on which you evaluated each of your potential acquisition targets. To the extent you entered into discussions or had term sheets with your potential acquisition targets, please revise to state as much and include information on how you determined to cease discussions with such parties.
6. We note on page 141 that Mr. Casdin has a had a "familiarity" with SomaLogic for a number of years. Please clarify what you mean by "familiarity" and, if known, please disclose the year that Mr. Casdin first became familiar with SomaLogic. If Mr.
         Casdin or his affiliates previously conducted due diligence on SomaLogic or otherwise previously pursued a transaction with SomaLogic please disclose this or tell us why you do not believe it is material information.
7. We note that "SomaLogic had been in conversations with a separate SPAC in which an
 Brian Emes
FirstName  LastNameBrian
CM Life Sciences II Inc. Emes
Comapany
June       NameCM Life Sciences II Inc.
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         affiliate of Mr. Casdin and Casdin Capital was a sponsor, which conversations ceased upon that separate special purpose acquisition corporation entering into an exclusivity arrangement with a different business combination target." Please provide the name of the affiliate, the relationship of the affiliate to Eli Casdin and Casdin Capital and the relevant dates for these events surrounding the potential SPAC acquisition by the other entity. In that light, please describe the nature of any conversations, including whether any information or term sheets were exchanged.
8. We note that on December 20, 2020, Cowen provided a general update on valuations of public trading comparables in the life science tools and diagnostic sector and benchmarked recent IPO and SPAC merger transactions to provide illustrative valuations for SomaLogic. Please provide the details on the valuations of the public company comparables and benchmarking for the IPO and SPAC merger transactions.
9. We note that the initial LOI included the following terms: "(i) three members of the
         CMLS II team would join the board of directors of the combined public company, (ii) the pre-money equity value of SomaLogic of $1.2 billion; (iii) sources of funds would be expected to include up to $276 million of cash available from the trust account and
         $225 million from existing Forward Purchase Agreements and from certain institutional investors under private placement agreements." Please describe the basis for the initial valuation and how you came to it.
10. Please describe the key details of the discussions on March 8-9, 2021, including any basis for changes in financial and non-financial value considerations. Please also describe the basis for the four key changes that resulted from discussions from March 23-28, 2021.
11. We note that on March 21, 2021, the CMLS II board determined that Mr. Casdin would continue to provide his views on SomaLogic to the CMLS II board, but he would recuse himself from discussions and any vote on whether to proceed with the proposed Business
         Combination with SomaLogic. Please provide additional detail surrounding how and in what capacity Mr. Casdin presented his views on SomaLogic, including whether Mr.
         Casdin was provided information, including any written materials, regarding SomaLogic and the Business Combination, and whether he was subject to any non-disclosure or similar restrictions imposed by either company. In addition, please disclose how the companies handled Mr. Cadin's role as the chief executive officer of CMLS II, clarifying the extent to which he was involved in or with the Business Combination in that role.
Selected Companies Analysis, page 150

12. We note that Houlihan Lokey reviewed "certain financial data for selected companies with publicly traded equity securities, that Houlihan Lokey deemed relevant." Please revise to state the criteria the advisor used to select comparable companies. If any companies were excluded from the selection criteria, please state as much and disclose the reason for excluding such companies. In this light, we note that Houlihan Lokey included Quanterix
         Corporation and Seer, Inc. in its comparable company analysis, but none of the other
 Brian Emes
FirstName  LastNameBrian
CM Life Sciences II Inc. Emes
Comapany
June       NameCM Life Sciences II Inc.
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         publicly traded competitors (OLink and Nautilus) that were identified in the Competition section on page 223. Please tell us whether these companies were considered.
Certain SomaLogic Projected Financial Information, page 152

13.      We note the key elements of the SomaLogic projections provided to CMLS
II. We note
         that these projections reflect an expectation of low increases in cost of revenue and research and development in 2022 and 2023, compared to an expectation of larger increases in revenue for the same periods. On page 238 SomaLogic states that it expects "cost of assay services revenue to increase in absolute dollars as we grow our sample volume and make increased investments in laboratory automation and facilities"
         and on page 208, SomaLogic states that it has "approximately 7,000 protein target measurements as of 2021, with planned development of reaching approximately 10,000 in the next 24 months," indicating an anticipated rise in cost of revenue. We also note
         SomaLogic's statement on page 236, regarding expected increases in research and development efforts in connection with developing an launching new products. Please provide additional information with respect to the underlying assumptions of the
         SomaLogic projections.
SomaLogic's Business, page 199

14. We note your statements that "[w]e have built an integrated proteomics platform capable of robust, high throughput proteomics analysis with broad proteome coverage, low limits of detection, high reproducibility and at low costs" and "[t]he global addressable market opportunity across these markets combined was valued at approximately $90 billion in
         2020. The proteomics market focused on life sciences research applications is valued to be approximately $50 billion, consisting of approximately $30 billion for basic research and discovery, and approximately $20 billion for translational research and pharmaceutical development." We also note your statement that "[a]ccording to research, approximately
         90% of current FDA-approved drugs and drugs in development target a protein, which highlights the importance of proteomics and its ability to provide customers with actionable biological insights that can accelerate development and patient care." Please provide support for these statements or characterize them as your beliefs. With respect to the research you cite, if any reports were commissioned by you for use in connection with the registration statement, please file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or tell us why you believe you are not required to do so.
15. We note that you have "several industry partnerships" and "collaboration agreements."
         Please file any material agreements associated with such relationships as exhibits and revise your disclosure to include a description of the material terms of such agreements.
         Specifically, we note your revenue sharing agreement with NEC Solution Innovators,
         Ltd. Please describe the material terms of this agreement and explain the milestones that must be accomplished in order to petition the Japanese National Health Services for use of
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CM Life Sciences II Inc.
June 10, 2021
Page 5
      SomaSignal tests in the annual government funded health check. If there is no assurance that you will be successful in petitioning the Japanese National Health Services, please revise to state as much. Please also file your agreements with Novartis, Amgen, Bristol
      Myers Squibb, and the "certain biotechnology company" that you reference on page
      221, or in the alternative, please tell us why you are not required to do so.
16. Please disclose how many of your patents are issued and how many are pending. Of the patents issued, please disclose the type of patent protection that you hold.
Description of Securities
Forum Selection Clause, page 270

17. We note that your exclusive forum provision does not apply to actions brought to enforce any duty or liability created by the Exchange Act. We also note that the federal district courts of the United States will be, to the fullest extent permitted by law, the exclusive forum for the resolution of any complaint asserting a cause of action arising under the
      Securities Act. Please include a risk factor to discuss the material risks associated with your exclusive forum provision, including that such provision may raise questions of enforceability, result in increased costs to bring a claim, and may discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable, as well as any other associated risks.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Suying Li at (202) 551-3335 or Doug Jones at (202) 551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Dietrich King at (202) 551-8071 with any other questions.



                                                              Sincerely,
FirstName LastNameBrian Emes
                                                              Division of
Corporation Finance
Comapany NameCM Life Sciences II Inc.
                                                              Office of Trade &
Services
June 10, 2021 Page 5
cc:       Joel Rubinstein
FirstName LastName